

Benjamin Sutton, CPA · 3rd

SVP Finance & Strategy at GROUNDFLOOR Finance
Atlanta, Georgia, United States · Contact info

300 connections

🔒 Message   More



G Groundfloor Finance

UF University of Florida

Experience

Groundfloor Finance
5 yrs 7 mos

- **SVP Finance & Strategy**
  Full-time
  Jan 2022 - Present · 8 mos
  Atlanta, GA

- **VP Finance & Operations**
  Dec 2018 - Jan 2022 · 3 yrs 2 mos
  Atlanta, GA

- **Controller & Director of Finance**
  Feb 2017 - Dec 2018 · 1 yr 11 mos
  Atlanta, Georgia

Committee Member
Midtown Atlanta Young Life & YL Atlanta Project
Jan 2016 - Present · 6 yrs 8 mos
Atlanta, Georgia

Senior Financial Reporting Analyst
Gypsum Management and Supply
Dec 2014 - Feb 2017 · 2 yrs 3 mos
Greater Atlanta Area

KPMG US
3 yrs 11 mos

- **Senior Audit Associate**
  2013 - Nov 2014 · 1 yr 11 mos
  Greater Atlanta Area

- **Audit Associate**
  2011 - 2013 · 2 yrs
  Roanoke, Virginia

Tax Intern
James Moore, Certified Public Accountants and Consultants
Jan 2010 - Apr 2010 · 4 mos
Gainesville, Florida

Education

University of Florida
B.S., Accounting
2007 - 2009

University of North Florida
MAcc, Accounting
2009 - 2011

Interests

Companies   Schools

Gypsum Management and Supply
5,711 followers

Totem
1,334 followers

Show all 6 companies →